SONA RESOURCES, INC.
2/41 Trimurty Om Housing Society
Sion, Chunnabhatti
Mumbai
India

October 13, 2008

~~VIA FEDEX~~ VIA FACSIMILE - (202) 772-9368

United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.
20549

Attention: H. Roger Schwall, Assistant Director

Dear Sirs:

Re: Sona Resources, Inc. (the "Company")
File No. 333-148959

I acknowledge receipt of your letter of October 6, 2008.

Please be advised that the documents you referred to in your above dated letter were couriered to you and we have confirmed that our courier service delivered the same to your offices.

Accordingly, I trust you are now in receipt of the documents and are able to proceed with resolving this matter expeditiously.

Yours truly,
Sona Resources, Inc.

Per: Ajeeta Pinheiro
President